Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Announces CE Mark Approval for the Mazor X Surgical
Assurance Platform

CAESAREA, Israel – September 20, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical robotic systems, announced today CE Mark approval for its Mazor X Surgical Assurance Platform.  The CE Mark allows Mazor and its commercial partner, Medtronic, to market the Mazor X in the European Union, as well as other countries that recognize the CE Mark.

"Receipt of the CE Mark is an important step in our plan to expand the patient, surgeon and hospital benefits of the Mazor X Surgical Assurance Platform to the European market," said Ori Hadomi, Mazor's Chief Executive Officer.  "Our commercial partner for the Mazor X, Medtronic, will be responsible for marketing and selling the system in Europe and we look forward to working with them to ensure a successful launch."

The Mazor X will be displayed in Medtronic's booth (F10) at EUROSPINE, which is being held from October 11-13, 2017 in Dublin, Ireland.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the benefits of CE Mark approval, statements regarding the marketing and selling of the system in Europe, and other statements containing the words "believes," "anticipates," "plans," "expects," "will" and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor's annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk – Investors
mpolyviou@evcgroup.com: dsherk@evcgroup.com
212.850.6020; 646-445-4800